File No. 70-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM U-1
_______________________________

APPLICATION OR DECLARATION

under the

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

* * *

AEP CREDIT, INC.
(formerly CSW CREDIT, INC.)
1 Riverside Plaza, Columbus, Ohio 43215
(Name of company or companies filing this statement
and address of principal executive office)

* * *

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of top registered holding company
parent of each applicant or declarant)

* * *

Stephen P. Smith, Senior Vice President and Treasurer
American Electric Power Service Corporation
1 Riverside Plaza, Columbus, Ohio 43215

John B. Keane, General Counsel
American Electric Power Service Corporation
1 Riverside Plaza, Columbus, Ohio 43215
(Names and addresses of agents for service)

American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), and AEP Credit, Inc., formerly known as CSW Credit, Inc., a Delaware corporation, an indirect subsidiary of AEP and a wholly-owned nonutility subsidiary of AEP Utilities, Inc., formerly known as Central and South West Corporation ("AEP Utilities"), hereby file this Form U-1 Application-Declaration.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

Previous Commission Orders:

By order dated July 19, 1985 in File No. 70-7113 (HCAR No. 23717) (the "Original Order"), the Commission authorized AEP Utilities to organize CSW Credit, Inc. (now known as AEP Credit, Inc.) ("Credit") for the purposes of factoring the accounts receivable of its Operating Companies through December 31, 1986. Pursuant to the Original Order, Credit was authorized to borrow up to $320 million to finance its purchases and AEP Utilities was authorized to make equity investments in Credit up to $80 million.

By order dated July 31, 1986 in File No. 70-7218 (HCAR No. 24157) (the "1986 Order"), the Commission authorized the expansion of the scope of Credit's permissible activities to include the factoring of receivables of non-associate utilities. To finance these transactions, the Commission authorized Credit to borrow up to an additional $160 million and permitted CSW to make additional equity investments in Credit of up to $40 million to maintain Credit's equity-to-debt capitalization ratio. The 1986 Order also provided that Credit would limit its acquisition of utility receivables from non-associate utilities so that the average amount of such receivables for the preceding 12-month period outstanding as of the end of any calendar month would be less than the average amount of receivables acquired from associated companies outstanding as of the end of each calendar month during the preceding 12-month period (the "50% Restriction").

By order dated February 8, 1988 in File Nos. 70-7218 and 70-7113 (HCAR No. 24575), the provisions of the Original Order and the 1986 Order were extended through December 31, 1989, with specified authorized levels of borrowings and related equity investments. Specifically, the Commission authorized Credit to factor accounts receivable of non-associate gas or electric utility companies and borrow up to $320 million and $304 million to finance the factoring of associate and non-associate receivables, respectively. AEP Utilities was authorized to make equity investments in Credit of up to an aggregate of $80 million and $76 million in connection with the factoring of associate and non-associate receivables, respectively.

By order dated December 27, 1989 in File Nos. 70-7218 and 70-7113 (HCAR No. 25009), the Commission authorized a reduction in Credit's equity-to-debt capitalization from approximately 20% to not less than 15%. In all other respects the previously granted authority was extended through December 31, 1990.

By order dated August 30, 1990 in File Nos. 70-7218 and 70-7113 (HCAR No. 25138) (the "1990 Order"), the Commission authorized a further reduction in the equity-to-debt capitalization to not less than 5%.

By order dated December 21, 1990 in File Nos. 70-7218 and 70-7113 (HCAR No. 25228), the Commission extended Credit's existing authority through December 31, 1991.

By order dated December 24, 1991 in File Nos. 70-7218 and 70-7113 (HCAR No. 25443), the Commission authorized Credit to borrow up to an additional $200 million to finance the factoring of associate receivables. In all other respects, the previously granted authority was extended through December 31, 1992.

By order dated December 9, 1992 in File Nos. 70-7218 and 70-7113 (HCAR No. 25698), the Commission extended Credit's existing authority through December 31, 1993.

By order dated December 21, 1993 in File Nos. 70-7218 and 70-7113 (HCAR No. 25959), the Commission extended Credit's existing authority through December 31, 1994.

By order dated December 16, 1994 in File Nos. 70-7218 and 70-7113 (HCAR No. 26190), the Commission extended Credit's existing authority through December 31, 1995.

By order dated December 22, 1995 in File Nos. 70-7218 and 70-7113 (HCAR No. 26437), the Commission extended Credit's existing authority through December 31, 1996.

By order dated December 13, 1996 in File Nos. 70-7218 and 70-7113 (HCAR No. 26627), the Commission extended Credit's existing authority through December 31, 2000.

By order dated March 11, 1997 in File Nos. 70-7281 and 70-7113 (HCAR No. 26684), the Commission granted limited, temporary relief from the 50% Restriction through December 31, 2000. This order imposed a detailed quarterly Rule 24 Report (the “Rule 24 Report”).

By order dated June 14, 2000 in File No. 70-9381 (HCAR No. 27186) in which the Commission approved the acquisition of AEP Utilities by AEP, the Commission authorized Credit to continue to factor accounts receivable, consistent with all the terms and conditions of the foregoing orders and subject to the following: (1) AEP Utilities shall transfer, and AEP shall assume, AEP Utilities’ equity investment authorizations in Credit, and (2) purchases of accounts receivable of AEP's electric utility operating subsidiaries by Credit shall be deemed to be purchases of accounts receivable from affiliates.

By order dated December 21, 2000 in File Nos. 70-7218 and 70-7113 (HCAR 35-27314), the Commission granted Credit an extension through September 30, 2005 of the previously granted authority to (i) factor the accounts receivable of the electric utility operating subsidiaries of AEP and (ii) factor the accounts receivable of non-associate utilities subject to the 50% Restriction.

Current Factoring Program:

Under the current factoring program as previously authorized by this Commission, Credit purchases accounts receivable from the following AEP System Operating Companies: Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Public Service Company of Oklahoma, Southwestern Electric Company, and Wheeling Power Company ( each, an “Operating Company” and collectively, the “Operating Companies”) pursuant to purchase agreements with each of the AEP Operating Companies. Credit was formed only to purchase and sell accounts receivable. It is intended to be bankruptcy remote in order to isolate the receivables from the creditors of the Operating Companies.

The purchases are made at a discount based on Credit’s cost of funds and collection history and the accounts receivable are resold to third party financial institutions. Credit has also entered into an agency agreement with each of the Operating Companies which provides that each Operating Company will act as a collection agent for the receipt of customer payments and collection and remit these payments to Credit.

The benefits of such programs have long been recognized by the Commission which has approved programs for Allegheny Power System, Inc.[HCAR No. 26401, October 27, 1995]; New Century Energies [HCAR No. 26748, August 1, 1997]; Connecticut Power & Light [HCAR No. 26761, September 29, 1997]; Western Massachusetts Electric Company, [HCAR No. 26710, File 70-8959, April 25, 1997].

The amount of the receivables sold varies from month to month based on the electric usage by the Operating Company’s customers.

The sale of the accounts receivable by each Operating Company qualifies for treatment as a true sale of assets under Financial Accounting Standards Board Statement No. 140 rather than as a loan secured by the receivables.

Credit periodically purchases the accounts receivable from each Operating Company. These sales are on a nonrecourse basis to the Operating Companies. There is no contractual requirement that any Operating Company continue factoring for a specified period of time and any Operating Company may terminate its relationship with Credit on 30 days notice. Credit has stipulated that its interest charges to the Operating Companies used in the carrying charge will always be less than the “prime rate of interest” as that term is normally used.

Credit funds its purchase of the receivables using funds it obtains under a receivables purchase agreement (“RPA”) with a group of commercial paper funding conduits under which Credit sells a certain undivided ownership interest in the accounts receivable on a revolving basis to a group of financial institutions. American Electric Power Service Corporation acts as the Servicer under this agreement. Servicer is reimbursed, as full compensation for its servicing activities, for any cost or expense incurred by it in connection with its services under the agreement.

In addition to the funds obtained under the RPA, Credit may obtain funds necessary to purchase up to 20% of the aggregate unpaid balance of the receivables from the proceeds of a loan by AEP to Credit.

Request for Authority:

Credit has been successfully factoring receivables of public utility subsidiary affiliates for 20 years. Since 1986 Credit has been authorized to factor receivables of nonassociates up to 50% of the amount of factored receivables [HCAR. No. 24157, July 31, 1986]. Credit’s current authority to factor receivables expires on September 30, 2005.

1.) Credit proposes to continue to factor the accounts receivable of its associate Operating Companies. Credit hereby affirms that it does not factor accounts receivable of nonassociates and has no intention of doing so without Commission approval. No authority is requested herein to factor accounts receivable of nonassociates and therefore the previously imposed 50% Restriction is no longer applicable.

2.) When this Commission granted Credit an exemption from the 50% Restriction by its Order dated March 11, 1997 [HCAR Release No. 26684; File No. 70-7218], it imposed a detailed Rule 24 report which is not required of other companies who have received authorization to factor receivables.1

Credit hereby requests that the detailed quarterly Rule 24 Report be eliminated.

3.) By order dated August 30, 1990 in File Nos. 70-7218 and 70-7113 (HCAR No. 25138) (the "1990 Order"), the Commission authorized a reduction in the equity-to-debt capitalization of Credit to not less than 5%. Credit hereby requests that this 5% requirement be eliminated. It is proposed that Credit will be capitalized with any combination of debt or equity sufficient to meet its needs and to retain the true sale treatment it currently has, if applicable. [see Columbia Energy Group, et al. HCAR Release No. 35-27899; File 70-9421 dated October 1, 2004].

   Rule 52(b) exempts the issuance of securities by Credit and Rule 45(b) exempts the contributions of capital to Credit; therefore, the borrowing and equity investment limits stated in previous orders are no longer applicable. The amount of borrowings and equity investments were effectively limited by the 50% Restriction stated in the 1986 Order and the capitalization ratio requirements set forth in the 1990 Order.

4.) Credit currently purchases receivables from each Operating Company on a daily basis. Credit proposes to make such purchases daily, weekly or at some other period that is agreed to by Credit and each Operating Company.

AEP and Credit hereby request authority to continue to factor the accounts receivable of its Operating Company affiliates as set forth above.

Compliance with Rule 54:

The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any “exempt wholesale generator” (“EWG”) or “foreign utility company” (“FUCO”) or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. (“CSW”), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the “Rule 53(c) Order”).

AEP currently meets all of the conditions of Rule 53(a). At March 31, 2005, AEP’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $211 million, or about 11% of AEP’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2005 ($1.62 billion).

In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's Public Utility Subsidiaries, their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP’s overall financial condition which took into account, among other factors, AEP’s consolidated capitalization ratio and the growth trend in AEP retained earnings.

As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP’s consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries (“Trust Preferred Securities”) representing 1.4%.

As of March 31, 2005, AEP’s consolidated capitalization consisted of 59.8% debt, 40.2% common and preferred equity (consisting of common stock representing 39.9% and $61 million principal amount of preferred stock representing 0.3%).

None of AEP’s Utility Subsidiaries or their customers will be adversely impacted by the requested relief.

The ratio of common equity to total capitalization, net of securitization debt, of each of the Utility Subsidiaries will continue to be maintained at not less than 30% (except for TCC which will maintain 25% so long as securitization bonds are outstanding). In addition, each of the Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

Since the date of the Rule 53(c) Order, there has been an increase in AEP’s consolidated equity capitalization ratio. In addition, the Public Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

As of December 31, 1999, Standard and Poor’s (“S&P”) rating of secured debt for AEP’s operating subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

As of March 31, 2005, S&P’s rating of unsecured debt for AEP’s operating subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB. S&P’s rating of AEP’s unsecured debt was BBB as of March 31, 2005.

ITEM 2. FEES, COMMISSIONS AND EXPENSES:

The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS:

Sections 6(a), 7, 9(a), 10 and 12 and Rules 52 and 54 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.

ITEM 4. REGULATORY APPROVAL:

No state or federal regulatory authority, other than as described below, has jurisdiction over the proposed transactions. The Virginia State Corporation Commission (“VSCC”) approved the factoring by Appalachian Power Company in Virginia in 2000. An application is pending before the West Virginia Public Service Commission for Appalachian Power Company and Wheeling Power Company to factor in West Virginia.

ITEM 5. PROCEDURE:

The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicant requests that the Commission’s order be issued as soon as practicable after the notice period and in any event not later than September 30, 2005 in order to accommodate the financing needs of the Company. The Applicants further request that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission’s decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS:

A. Exhibits.

D  Opinion of Counsel (to be filed by amendment)

E  Form of Federal Register Notice
(to be filed by amendment)

B. Financial Statements.

Consolidated balance sheet and statements of income and cash flows of AEP at December 31, 2004 are incorporated herein by reference to AEP’s Form 10-K for the period ended December 31, 2004, File No. 1-3525).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS:

None of the matters that are the subject of this Application/Declaration involves a “major federal action” nor do such matters “significantly affect the quality of the human environment” as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

AMERICAN ELECTRIC POWER COMPANY, INC.
AEP CREDIT, INC.

By:	/s/ Stephan T. Haynes
Assistant Treasurer

Dated: June 21, 2005

1    See, Alliant Energy Corporation, HCAR No. 35-27368, 70-9597, March 20, 2001; Metropolitan Edison Company, et al., HCAR No. 35-27820 70-10192, March 24, 2004; Columbia Energy Group, HCAR. No. 35-27899, October 1, 2004; Connecticut Light and Power Company, et al., HCAR 35-27873, 70-9905, July 6, 2004]; Western Massachusetts Electric Company, [HCAR No. 26710, File 70-8959, April 25, 1997.